SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                RYANAIR LAUNCHES 2 NEW BASES IN BARCELONA & ROME
                             (ADDING 12 NEW ROUTES)
      CELEBRATE WITH 1 MILLION JANUARY SEAT SALE - WE PAY ALL YOUR TAXES!

Ryanair, Europe's No.1 low fares airline, today (Thursday, 4th December 2003) announced the launch of two new bases in Rome (commencing 28th January 2004) and Barcelona (commencing 5th February 2004). Ryanair celebrated this major new expansion for low fares in Europe with a massive 1 Million seat sale for travel in December and January where Ryanair will pay all Government taxes on every seat on every flight!

Rome Ciampino will become Ryanair's 10th European base when it opens on 28th January 2004, with 4 aircraft serving 8 routes as follows:

ROME ROUTES

- London                 - Stockholm (Sweden) - daily from 15th Jan

- Brussels Charleroi     - Paris (France) - daily from 28th Jan

- Frankfurt Hahn         - Karlsruhe Baden (Germany) - daily from
                           28th Jan

                         - Klagenfurt (Austria) - daily from 28th Jan

                         - Barcelona (Spain) - daily from 5th Feb


Girona Barcelona will become Ryanair's 11th European Base, which opens on 5th February 2004, with 5 aircraft serving 16 routes as follows:

BARCELONA ROUTES

- London                - Paris (France) - 2 x daily from 5th Feb

- Dublin                - Rome (Italy) - 2 x daily from 5th Feb-

- Glasgow Prestwick     - Liverpool (UK) - daily from 5th Feb

- Brussels Charleroi    - Eindhoven ( Holland) - daily from 5th Feb

- Frankfurt Hahn        - Venice (Italy) - daily from 5th Feb

- Milan                 - Alghero (Italy) - daily from 5th Feb

- Birmingham            - Turin ( Italy) - daily from 5th Feb 03

- Bournemouth           - Karlsruhe Baden (Germ) - daily from 5th Feb


This latest news comes only 1 day after Ryanair announced 9 new daily routes: 4 new routes from London Stansted to LINZ (Austria), BARI (Italy), ERFURT (Germany) & JEREZ (Spain), and 2 new routes from Stockholm Skavsta to ROME & MILAN (Italy), 2 new routes from Frankfurt Hahn base to REUS (Spain) & TAMPERE (Finland) and a new route linking Brussels & VALLADOLID(Spain).

Announcing the new bases in London today, Ryanair's Chief Executive, Michael O'Leary said:

        "Rome and Barcelona will be our 10th and 11th European bases and Ryanair will invest $540 Million in new Boeing 737-800 aircraft for these 2 new bases.

        "These new routes and the new European bases demonstrate yet again the enormous demand that exists all over Europe at both private and publicly owned airports for low fare air travel and rapid traffic and job growth. There has been far too much inaccurate speculation that the EU investigation will bring an end to Ryanair's growth. It won't. We have lots of new route and new base opportunities at privately owned airports. However, it is vital that Commissioner Loyola de Palacio and her colleagues in the EU Commission stand up to the enormous - anti consumer - lobby of the high fares airlines and high cost airports and allow publicly owned airports such as Charleroi (in the case of Ryanair) and Berlin Schonefeld (in the case of Easyjet) to enter into 20 year discounted deals on a similar but level playing field as the privately owned airports already offer.

        "Ryanair is Europe's No. 1 low fares airline, offering consumers Europe's No. 1 route network and Europe's No. 1 customer service. Today's announcements confirm Ryanair's commitment to keep bringing Ryanair's low fares to millions of European citizens.
        "To celebrate the launch of our two new bases and a total of 20 new daily routes, Ryanair is holding the mother of all January Seat Sales* - WE PAY YOUR TAXES! 1 Million seats available. This incredible offer is available right now at www.ryanair.com and bookings must be made before midnight Monday 8th December 2003".

Ends.Thursday, 4th December 2003

For further information:

Paul Fitzsimmons - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228          Tel: 00 353 1 4980 300

*Booking Period: 4th December - Midnight Monday 8th December

Travel period: 5th January 2004 - 11th February 2004

Offer: Ryanair pays all taxes and charges - every seat every flight

Subject to availability - terms & conditions apply


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director